FIVE-YEAR SUMMARY **Exhibit 99.1**

(In Thousands, Except for Per-Share Amounts and Footnote Share Data)

Years Ended December 31		2005		2004		2003		2002		2001
Results of Operations[(a)]										
Net sales	$	2,107,499	$	1,513,737	$	1,110,237	$	1,007,918	$	942,752
Costs and expenses		1,943,603		1,411,656		1,017,413		905,099		844,302
Operating profit		163,896		102,081		92,824		102,819		98,450
Interest and financing expenses		(41,971)		(17,350)		(5,376)		(5,070)		(5,536)
Other income (expenses), net[(b)]		1,513		(12,193)		3,995		6,752		4,927
Income before income taxes, minority interests, equity in net income (losses) of unconsolidated investments and the cumulative effect of a change in accounting principle, net		123,438		72,538		91,443		104,501		97,841
Income taxes		27,593		17,005		13,890		28,086		29,029
Income before minority interests, equity in net income (losses) of unconsolidated investments and cumulative effect of a change in accounting principle, net		95,845		55,533		77,553		76,415		68,812
Minority interests in income of consolidated subsidiaries		(7,469)		(5,101)		(2,564)		(2,137)		—
Equity in net income (losses) of unconsolidated investments		26,491		4,407		(824)		(1,257)		(645)
Income before cumulative effect of a change in accounting principle, net		114,867		54,839		74,165		73,021		68,167
Cumulative effect of a change in accounting principle, net[(c)]		—		—		(2,220)		—		—
Net income	$	114,867	$	54,839	$	71,945	$	73,021	$	68,167
Financial Position and Other Data										
Total assets	$	2,547,243	$	2,442,745	$	1,387,291	$	1,200,398	$	1,138,272
Operations:										
Working capital	$	451,746	$	373,664	$	271,298	$	256,481	$	79,824
Current ratio		2.07 to 1		2.00 to 1		2.29 to 1		2.56 to 1		1.26 to 1
Depreciation and amortization	$	117,435	$	97,268	$	84,014	$	80,603	$	77,610
Capital expenditures	$	70,080	$	57,652	$	41,058	$	38,382	$	49,903
Investments in joint ventures	$	2,500	$	9,913	$	11,102	$	2,714	$	11,166
Acquisitions, net of cash acquired	$	7,473	$	785,247	$	117,767	$	—	$	113,245
Research and development expenses	$	41,675	$	31,273	$	18,411	$	16,485	$	21,919
Gross margin as a % of net sales		20.1		19.7		21.5		23.1		23.5
Total long-term debt	$	833,453	$	944,631	$	228,579	$	190,628	$	170,215
Equity[(c)]	$	930,275	$	711,375	$	636,221	$	574,337	$	599,623
Total long-term debt as a % of total capitalization		47.3		57.0		26.4		24.9		22.1
Common Stock										
Basic earnings per share[(c)]	$	2.48	$	1.32	$	1.74	$	1.73	$	1.49
Shares used to compute basic earnings per share[(d)]		46,348		41,567		41,255		42,104		45,766
Diluted earnings per share[(c)]	$	2.41	$	1.29	$	1.71	$	1.69	$	1.47
Shares used to compute diluted earnings per share[(d)]		47,748		42,527		42,146		43,137		46,524
Cash dividends declared per share	$	.62	$	.585	$	.565	$	.54	$	.52
Shareholders' equity per share[(d)]	$	19.90	$	16.98	$	15.46	$	13.78	$	13.18
Return on average shareholders' equity		14.0%		8.1%		11.9%		12.4%		11.7%

Footnotes:

(a) Certain reclassifications have been made in the results of operations to conform to our current presentation.

(b) Other income (expenses), net for 2004 includes foreign exchange hedging charges totaling $12,848 ($8,184 after income taxes) associated with contracts we entered into to hedge the euro-denominated purchase price for the July 31, 2004 acquisition of the refinery catalysts business from Akzo Nobel N.V.

(c) On January 1, 2003, we implemented SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

(d) Shareholders' equity includes the purchase of common shares amounting to: 2004—27,569; 2003—693,794; 2002—4,015,578 and 2001—417,505. For the year ending December 31, 2005, there were no purchases of common shares.